Johnson and Colmar

SUITE 260
2201 WAUKEGAN ROAD
BANNOCKBURN, ILLINOIS 60015
TELEPHONE (312) 922-1980
TELECOPIER (312) 922-9283

Direct Dial: 847-607-0106

Craig P. Colmar   cpcolmar@jocolaw.com

May 1, 2015

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.; Mail Stop 3561
Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker, Assistant Director

> **Re: Fenix Parts, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 8, 2015**
> **File No. 333-203296**

Ladies and Gentlemen:

On behalf of Fenix Parts, Inc. ("Fenix" or the "Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Staff") as set forth in Ms. Parker's letter dated April 30, 2015 to Kent Robertson, the Company's Chief Executive Officer relating to the registration statement on Form S-1 filed by the Company on April 8, 2015, as amended by Amendment No. 1 to the registration statement filed by the Company on April 23, 2015 (the "Registration Statement"). For the Staff's convenience, we have reproduced the Staff's comments below in italic face type before each of our responses.

Unaudited Pro Forma Financial Statements

Unaudited Pro Forma Financial Statements, page F-3

1. *We note in the third introductory paragraph that for certain valuations, you are in the process of obtaining analyses performed by independent valuation specialists, whereas for others, it appears you may have used significant estimates and assumptions. You also indicate that results may change materially as you complete the allocation process. Please tell us when you expect to complete the allocation process and for any material assets in this note for which you used significant estimates and assumptions, specifically describe these estimates and assumptions to derive fair values.*

Response:

       The Company estimated the fair value of all assets it expects to acquire in the Combinations using significant assumptions and estimates, some of which may change as the Company finalizes the valuations. The Company expects to complete the allocation and valuation process relating to the Combinations within 90 days after the effective date of the Registration Statement, which is expected to be the date the Company completes the Combinations.

       The estimates and assumptions for material assets expected to be acquired, including inventory, property and equipment and intangible assets, are described more fully in Management's Discussion and Analysis on pages 41-42 of the Registration Statement. The Company has not repeated this detailed information in the third introductory paragraph to the pro forma financial statements.

(3) Combination Consideration and Allocation, page F-11

2. *Refer to the revaluation adjustments table. Please tell us and disclose the valuation methodologies and the assumptions related to the acquired intangible assets, inventory and property, plant and equipment in your determinations of respective revaluation adjustments.*

Response:

       As noted above, the methodologies and assumptions that relate to inventory, property and equipment and intangible assets valuations are described in detail in Management's Discussion and Analysis on pages 41-42 of the Registration Statement and the Company has not repeated this detailed information in the notes to the pro forma financial statements.

       In addition, the Company hereby acknowledges that:

- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions about any of the information set forth herein, please call the undersigned or my colleagues, Robin Friedman or Georgann Joseph, or e-mail us. Our telephone number is (312) 922-1980 and our e-mail addresses are: cpcolmar@jocolaw.com, rcfriedman@jocolaw.com and gjoseph@jocolaw.com.

Sincerely,

Craig P. Colmar